UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 14, 2024

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Second Quarter of Fiscal 2024 (Six months ended September 30, 2024) (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	November 14, 2024

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (Prime Market), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Masahiro Kihara	President & Group CEO
For Inquiry:	Yasutoshi Tanaka	General Manager of Accounting	Phone:	+81-3-6838-6101
Filing of Hanki Hokokusho (scheduled):		November 29, 2024	Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		December 6, 2024
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2024 (for the six months ended September 30, 2024)

(1) Consolidated Results of Operations

(%: Changes from the previous first half)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1H F2024	4,585,215	8.0	747,079	30.1	566,141	36.1
1H F2023	4,244,507	44.1	574,093	30.6	415,753	24.4

Note:	Comprehensive Income: 1H F2024: ¥591,838 million, 6.1%; 1H F2023: ¥557,657 million, —%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1H F2024	223.35	223.35
1H F2023	164.03	164.03

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1H F2024	277,354,891	10,761,319	3.8
Fiscal 2023	278,672,151	10,312,135	3.6

Reference:	Own Capital: As of September 30, 2024: ¥10,681,646 million; As of March 31, 2024: ¥10,232,538 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2023	—	50.00	—	55.00	105.00
Fiscal 2024	—	65.00
Fiscal 2024 (estimate)			—	65.00	130.00

Note: Revision of the latest announced estimates for cash dividends for shareholders of common stock: Yes

3. Consolidated Earnings Estimates for Fiscal 2024 (for the fiscal year ending March 31, 2025)

	(%: Changes from the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2024	820,000	20.7	323.48

Notes:	1.	Revision of the latest announced earnings estimates for Fiscal 2024: Yes
		Following the result from 1H, MHFG revised Consolidated Earnings Estimates for Fiscal 2024 (for the fiscal year ending March 31, 2025). Profit Attributable to Owners of Parent: The latest announced estimates: ¥750,000 million, Revised estimates: ¥820,000 million, Changes from the original estimates: ¥70,000 million, 9.3%
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of outstanding shares (excluding treasury stock and others) during the 1Q and 2Q, and the number of outstanding shares during the remainder of the relevant period (which is substituted with the number of outstanding shares (excluding treasury stock and others) as of September 30, 2024).

Notes

(1) Significant changes in the scope of consolidation during the period: No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

i. Changes in accounting policies due to revisions of accounting standards: No

ii. Changes in accounting policies other than i above: No

iii. Changes in accounting estimates: No

iv. Restatements: No

(3) Issued Shares of Common Stock

i. Period-end issued shares (including treasury stock):	As of September 30, 2024	2,539,249,894 shares	As of March 31, 2024	2,539,249,894 shares
ii. Period-end treasury stock:	As of September 30, 2024	4,291,043 shares	As of March 31, 2024	4,739,805 shares
iii. Average outstanding shares:	1st Half Fiscal 2024	2,534,759,156 shares	1st Half Fiscal 2023	2,534,579,208 shares

This immediate release is outside the scope of semi-annual audit by certified public accountants or audit firms.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 18 clause 2 and prepares the interim consolidated financial statements in the second quarter.

Mizuho Financial Group, Inc.

m Contents of Attachment

1. Interim Consolidated Financial Statements and Others	p.1-2
(1) Consolidated Balance Sheets	p.1-2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-4
(3) Consolidated Statements of Changes in Net Assets	p.1-6
(4) Note for Assumption of Going Concern	p.1-7
øSELECTED FINANCIAL INFORMATION For the Second Quarter (First Half) of Fiscal 2024

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for Friday, November 15, 2024. The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group website immediately after the conference.

1-1

Mizuho Financial Group, Inc.

1. Interim Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2024	As of September 30, 2024
Assets
Cash and Due from Banks	¥72,968,900	¥71,620,559
Call Loans and Bills Purchased	1,259,964	1,121,682
Receivables under Resale Agreements	20,533,096	22,657,784
Guarantee Deposits Paid under Securities Borrowing Transactions	2,357,463	2,177,103
Other Debt Purchased	4,174,891	3,690,073
Trading Assets	21,381,444	21,567,775
Money Held in Trust	583,647	612,755
Securities	38,245,422	38,188,142
Loans and Bills Discounted	92,778,781	92,354,009
Foreign Exchange Assets	2,259,701	2,212,641
Derivatives other than for Trading Assets	2,606,667	2,845,012
Other Assets	7,364,363	6,379,668
Tangible Fixed Assets	1,139,470	1,093,441
Intangible Fixed Assets	725,142	755,656
Net Defined Benefit Asset	847,116	863,709
Deferred Tax Assets	135,428	83,115
Customers’ Liabilities for Acceptances and Guarantees	10,098,502	9,861,424
Reserves for Possible Losses on Loans	(787,848)	(729,659)
Reserve for Possible Losses on Investments	(4)	(5)

Total Assets	¥278,672,151	¥277,354,891

1-2

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2024	As of September 30, 2024
Liabilities
Deposits	¥159,854,668	¥155,675,626
Negotiable Certificates of Deposit	11,590,532	12,193,562
Call Money and Bills Sold	1,660,682	2,819,989
Payables under Repurchase Agreements	38,103,216	38,716,833
Guarantee Deposits Received under Securities Lending Transactions	1,306,422	1,362,370
Commercial Paper	1,165,988	1,005,716
Trading Liabilities	13,836,028	13,690,008
Borrowed Money	5,449,852	5,689,002
Foreign Exchange Liabilities	900,034	1,122,353
Short-term Bonds	565,736	749,612
Bonds and Notes	11,999,712	12,372,001
Due to Trust Accounts	983,877	1,033,963
Derivatives other than for Trading Liabilities	3,818,518	4,158,134
Other Liabilities	6,618,151	5,815,545
Reserve for Bonus Payments	185,977	123,860
Reserve for Variable Compensation	2,527	1,168
Net Defined Benefit Liability	67,151	67,502
Reserve for Director and Corporate Auditor Retirement Benefits	541	432
Reserve for Possible Losses on Sales of Loans	8,645	8,761
Reserve for Contingencies	19,321	16,461
Reserve for Reimbursement of Deposits	10,378	8,840
Reserve for Reimbursement of Debentures	25,125	23,718
Reserves under Special Laws	3,781	3,772
Deferred Tax Liabilities	27,058	26,497
Deferred Tax Liabilities for Revaluation Reserve for Land	57,583	46,410
Acceptances and Guarantees	10,098,502	9,861,424

Total Liabilities	¥268,360,016	¥266,593,572

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,129,730	1,129,731
Retained Earnings	5,538,891	5,990,738
Treasury Stock	(9,402)	(9,539)

Total Shareholders’ Equity	8,915,987	9,367,698

Net Unrealized Gains (Losses) on Other Securities	929,815	947,280
Deferred Gains or Losses on Hedges	(298,280)	(305,050)
Revaluation Reserve for Land	126,879	101,564
Foreign Currency Translation Adjustments	344,250	372,540
Remeasurements of Defined Benefit Plans	214,337	198,141
Own Credit Risk Adjustments, Net of Tax	(452)	(527)

Total Accumulated Other Comprehensive Income	1,316,550	1,313,948

Stock Acquisition Rights	5	5
Non-controlling Interests	79,591	79,667

Total Net Assets	10,312,135	10,761,319

Total Liabilities and Net Assets	¥278,672,151	¥277,354,891

1-3

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the six months ended September 30, 2023	For the six months ended September 30, 2024
Ordinary Income	¥4,244,507	¥4,585,215
Interest Income	2,706,494	3,045,939
Interest on Loans and Bills Discounted	1,361,163	1,373,557
Interest and Dividends on Securities	293,228	431,507
Fiduciary Income	30,458	30,291
Fee and Commission Income	485,482	512,874
Trading Income	725,069	558,460
Other Operating Income	194,063	228,699
Other Ordinary Income	102,938	208,950
Ordinary Expenses	3,670,413	3,838,136
Interest Expenses	2,251,880	2,563,082
Interest on Deposits	832,381	874,568
Fee and Commission Expenses	101,128	110,088
Trading Expenses	432,114	—
Other Operating Expenses	43,524	182,395
General and Administrative Expenses	782,989	877,168
Other Ordinary Expenses	58,775	105,401

Ordinary Profits	574,093	747,079

Extraordinary Gains	24,072	49,527
Extraordinary Losses	1,842	5,447

Income before Income Taxes	596,323	791,158

Income Taxes:
Current	134,897	187,649
Deferred	43,760	35,483

Total Income Taxes	178,658	223,133

Profit	417,665	568,025

Profit Attributable to Non-controlling Interests	1,911	1,884

Profit Attributable to Owners of Parent	¥415,753	¥566,141

1-4

Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the six months ended September 30, 2023	For the six months ended September 30, 2024
Profit	¥417,665	¥568,025
Other Comprehensive Income	139,992	23,813
Net Unrealized Gains (Losses) on Other Securities	(98,538)	18,120
Deferred Gains or Losses on Hedges	64,183	(6,897)
Foreign Currency Translation Adjustments	182,210	18,117
Remeasurements of Defined Benefit Plans	(25,736)	(15,925)
Own Credit Risk Adjustments, Net of Tax	28	(75)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	17,844	10,474

Comprehensive Income	557,657	591,838

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	552,666	588,854
Comprehensive Income Attributable to Non-controlling Interests	4,991	2,983

1-5

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2023

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,129,267	5,093,911	(8,786)	8,471,160
Cumulative Effects of Changes in Accounting Policies			(1,883)		(1,883)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,256,767	1,129,267	5,092,027	(8,786)	8,469,276
Changes during the period
Cash Dividends			(107,882)		(107,882)
Profit Attributable to Owners of Parent			415,753		415,753
Repurchase of Treasury Stock				(2,360)	(2,360)
Disposition of Treasury Stock		0		2,706	2,706
Transfer from Revaluation Reserve for Land			1,529		1,529
Changes in Retained Earnings by Decreasing of Equity Method Affiliates and Others			231		231
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	0	309,631	346	309,978

Balance as of the end of the period	2,256,767	1,129,267	5,401,659	(8,439)	8,779,254

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	564,495	(358,102)	129,321	144,093	182,306	19	662,133	5	75,163	9,208,463
Cumulative Effects of Changes in Accounting Policies							—			(1,883)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	564,495	(358,102)	129,321	144,093	182,306	19	662,133	5	75,163	9,206,579
Changes during the period
Cash Dividends										(107,882)
Profit Attributable to Owners of Parent										415,753
Repurchase of Treasury Stock										(2,360)
Disposition of Treasury Stock										2,706
Transfer from Revaluation Reserve for Land										1,529
Changes in Retained Earnings by Decreasing of Equity Method Affiliates and Others										231
Net Changes in Items other than Shareholders’ Equity	(99,774)	63,815	(1,529)	198,790	(25,947)	28	135,382	—	1,475	136,857

Total Changes during the period	(99,774)	63,815	(1,529)	198,790	(25,947)	28	135,382	—	1,475	446,835

Balance as of the end of the period	464,720	(294,287)	127,792	342,883	156,359	48	797,516	5	76,638	9,653,415

1-6

Mizuho Financial Group, Inc.

For the six months ended September 30, 2024

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,129,730	5,538,891	(9,402)	8,915,987
Changes during the period
Cash Dividends			(139,610)		(139,610)
Profit Attributable to Owners of Parent			566,141		566,141
Repurchase of Treasury Stock				(2,772)	(2,772)
Disposition of Treasury Stock		1		2,636	2,637
Transfer from Revaluation Reserve for Land			25,315		25,315
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	1	451,846	(136)	451,710

Balance as of the end of the period	2,256,767	1,129,731	5,990,738	(9,539)	9,367,698

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	929,815	(298,280)	126,879	344,250	214,337	(452)	1,316,550	5	79,591	10,312,135
Changes during the period
Cash Dividends										(139,610)
Profit Attributable to Owners of Parent										566,141
Repurchase of Treasury Stock										(2,772)
Disposition of Treasury Stock										2,637
Transfer from Revaluation Reserve for Land										25,315
Net Changes in Items other than Shareholders’ Equity	17,464	(6,770)	(25,315)	28,290	(16,195)	(75)	(2,601)	—	75	(2,526)

Total Changes during the period	17,464	(6,770)	(25,315)	28,290	(16,195)	(75)	(2,601)	—	75	449,184

Balance as of the end of the period	947,280	(305,050)	101,564	372,540	198,141	(527)	1,313,948	5	79,667	10,761,319

(4) Note for Assumption of Going Concern

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the Second Quarter (First Half) of Fiscal 2024

(Six months ended September 30, 2024)

(Under Japanese GAAP)

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Financial Group, Inc., Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2024	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Interest Margins (Domestic Operations)	NON		2-5

3. Use and Source of Funds	NON		2-6

4. Net Gains/Losses on Securities	CON	NON	2-8

5. Unrealized Gains/Losses on Securities	CON	NON	2-10

6. Projected Redemption Amounts for Securities	NON		2-12

7. Employee Retirement Benefits	NON	CON	2-13

8. Capital Ratio	CON	NON	2-16

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)	CON	NON	2-17

2. Status of Reserves for Possible Losses on Loans	CON	NON	2-21

3. Reserve Ratios for Non Performing Loans based on the BA and the FRA	CON	NON	2-22

4. Coverage on Non Performing Loans based on the BA and the FRA	NON		2-23

5. Overview of Non-Performing Loans(“NPLs”)	NON		2-26

6. Results of Removal of NPLs from the Balance Sheet	NON		2-27

7. Status of Loans by Industry

(1) Outstanding Balances by Industry	NON		2-28

(2) Non Performing Loans based on the BA and the FRA and Coverage Ratio by Industry	NON		2-30

8. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises

(“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2-31

(2) Loans to SMEs and Individual Customers	NON		2-31

9. Status of Loans by Region

(1) Outstanding Balances by Region	NON		2-32

(2) Non Performing Loans based on the BA and the FRA by Region	NON		2-33

III. OTHERS	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2-34

2. Breakdown of Deposits (Domestic Offices)	NON		2-36

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2-37
Comparison of Non-Consolidated Statements of Income (selected items)	2-38

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 18 clause 2 and prepares the interim consolidated financial statements in the second quarter.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2024

1. Income Analysis

Consolidated

		(Millions of yen)
		First Half of Fiscal 2024		First Half of Fiscal 2023
			Change
Consolidated Gross Profits	1	1,520,698	207,777	1,312,920
Net Interest Income	2	482,856	28,242	454,614
Fiduciary Income	3	30,291	(166)	30,458
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	402,786	18,431	384,354
Net Trading Income	6	558,460	265,506	292,954
Net Other Operating Income	7	46,303	(104,235)	150,538
General and Administrative Expenses	8	(877,168)	(94,178)	(782,989)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(10,966)	(678)	(10,287)
Losses on Write-offs of Loans	10	(7,952)	1,516	(9,468)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	11	25,653	26,434	(781)
Net Gains (Losses) related to Stocks	12	79,955	45,359	34,596
Equity in Income from Investments in Affiliates	13	27,771	4,205	23,565
Other	14	(18,865)	(15,934)	(2,930)

Ordinary Profits	15	747,079	172,985	574,093

Net Extraordinary Gains (Losses)	16	44,079	21,850	22,229
Income before Income Taxes	17	791,158	194,835	596,323
Income Taxes - Current	18	(187,649)	(52,752)	(134,897)
- Deferred	19	(35,483)	8,276	(43,760)
Profit	20	568,025	150,359	417,665
Profit Attributable to Non-controlling Interests	21	(1,884)	27	(1,911)

Profit Attributable to Owners of Parent	22	566,141	150,387	415,753

Credit-related Costs (including Credit Costs for Trust Accounts)	23	14,686	25,755	(11,068)

* Credit-related Costs [23] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9]
+ Gains on Reversal of Reserves for Possible Losses on Loans, and others [11] + Credit Costs for Trust Accounts [4]

Reference:
Consolidated Net Business Profits	24	655,732	119,672	536,060

* Consolidated Net Business Profits [24] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses)
+ Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	226	38	188
Number of affiliates under the equity method	26	26	3	23

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2024				First Half of Fiscal 2023
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	873,944	53,917	927,861	132,227	795,633
Domestic Gross Profits	2	457,361	54,008	511,370	58,298	453,071
Net Interest Income	3	300,869	10,945	311,814	74,056	237,758
Fiduciary Income	4		30,516	30,516	(128)	30,644
Trust Fees for Jointly Operated Designated Money Trust	5		1,857	1,857	(126)	1,983
Credit Costs for Trust Accounts *(1)	6		—	—	—	—
Net Fee and Commission Income	7	124,235	12,460	136,695	(2,388)	139,083
Net Trading Income	8	7,110		7,110	(22,987)	30,097
Net Other Operating Income	9	25,146	86	25,233	9,745	15,487
International Gross Profits	10	416,582	(91)	416,491	73,929	342,561
Net Interest Income	11	191,667	13	191,680	(15,230)	206,911
Net Fee and Commission Income	12	58,403	(110)	58,293	(12,724)	71,017
Net Trading Income	13	173,125		173,125	185,098	(11,973)
Net Other Operating Income	14	(6,614)	5	(6,608)	(83,214)	76,606
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(442,307)	(43,966)	(486,274)	(43,113)	(443,160)
Expense Ratio	16	50.6%	81.5%	52.4%	(3.2%)	55.6%
Personnel Expenses	17	(162,698)	(21,853)	(184,551)	(10,315)	(174,236)
Non-Personnel Expenses	18	(247,416)	(20,231)	(267,647)	(24,950)	(242,697)
Premium for Deposit Insurance	19	(8,539)	(257)	(8,796)	(383)	(8,412)
Miscellaneous Taxes	20	(32,193)	(1,881)	(34,074)	(7,848)	(26,226)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	431,636	9,950	441,586	89,113	352,473
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas *(2)	22	363,334	9,952	373,286	31,361	341,925
Excluding Net Gains (Losses) from redemption of Investment Trusts	23	355,068	9,952	365,020	38,257	326,763

Reversal of (Provision for) General Reserve for Losses on Loans	24	—	—	—	—	—

Net Business Profits	25	431,636	9,950	441,586	89,113	352,473
Net Gains (Losses) related to Bonds	26	68,302	(1)	68,300	57,752	10,548

Net Non-Recurring Gains (Losses)	27	85,840	13,573	99,413	56,999	42,414
Net Gains (Losses) related to Stocks	28	65,724	9,582	75,306	45,525	29,781
Expenses related to Portfolio Problems	29	(10,009)	—	(10,009)	(688)	(9,321)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	30	24,336	178	24,514	22,589	1,924
Other	31	5,788	3,812	9,601	(10,428)	20,029

Ordinary Profits	32	517,476	23,523	541,000	146,112	394,887

Net Extraordinary Gains (Losses)	33	41,908	1,007	42,915	20,121	22,794
Net Gains (Losses) on Disposition of Fixed Assets	34	32,959	(288)	32,671	28,336	4,334
Losses on Impairment of Fixed Assets	35	(854)	—	(854)	(532)	(321)
Gains on Cancellation of Employee Retirement Benefit Trust	36	3,434	354	3,788	(14,993)	18,782
Accumulation (Amortization) of Unrecognized Prior Service Cost	37	6,368	941	7,310	7,310	—
Income before Income Taxes	38	559,384	24,531	583,916	166,233	417,682
Income Taxes - Current	39	(184,336)	(4,822)	(189,158)	(89,282)	(99,876)
- Deferred	40	25,648	(1,752)	23,895	78,810	(54,914)

Net Income	41	400,696	17,956	418,653	155,762	262,890

*(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].
*(2) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[22]
=Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)[21]-Net Gains (Losses) related to Bonds[26]

Credit-related Costs	42	14,327	178	14,505	21,901	(7,396)

Credit-related Costs [42] = Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Reserve for Losses on Loans [24] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [30] + Credit Costs for Trust Accounts [6]

Reference: Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	43		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	44	36,065	(2)	36,062	73,732	(37,669)
Losses on Write-offs of Loans	45	(1,691)	0	(1,691)	4,934	(6,625)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	46	(23,607)	180	(23,426)	(52,075)	28,648
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	47	5,930	—	5,930	(1,737)	7,667
Reversal of (Provision for) Reserve for Contingencies	48	537	—	537	(666)	1,203
Other (including Losses on Sales of Loans)	49	(2,906)	—	(2,906)	(2,284)	(622)
Total	50	14,327	178	14,505	21,901	(7,396)

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2024		First Half of Fiscal 2023
			Change
Gross Profits	1	873,944	128,013	745,930
Domestic Gross Profits	2	457,361	54,064	403,296
Net Interest Income	3	300,869	72,808	228,061
Net Fee and Commission Income	4	124,235	(5,398)	129,634
Net Trading Income	5	7,110	(22,987)	30,097
Net Other Operating Income	6	25,146	9,642	15,503
International Gross Profits	7	416,582	73,949	342,633
Net Interest Income	8	191,667	(15,226)	206,894
Net Fee and Commission Income	9	58,403	(12,693)	71,097
Net Trading Income	10	173,125	185,098	(11,973)
Net Other Operating Income	11	(6,614)	(83,229)	76,615
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(442,307)	(39,172)	(403,135)
Expense Ratio	13	50.6%	(3.4%)	54.0%
Personnel Expenses	14	(162,698)	(7,644)	(155,053)
Non-Personnel Expenses	15	(247,416)	(23,899)	(223,517)
Premium for Deposit Insurance	16	(8,539)	(369)	(8,170)
Miscellaneous Taxes	17	(32,193)	(7,627)	(24,565)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	18	431,636	88,841	342,794
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas *	19	363,334	31,091	332,242
Excluding Net Gains (Losses) from redemption of Investment Trusts	20	355,068	37,987	317,081

Reversal of (Provision for) General Reserve for Losses on Loans	21	—	—	—

Net Business Profits	22	431,636	88,841	342,794
Net Gains (Losses) related to Bonds	23	68,302	57,750	10,551

Net Non-Recurring Gains (Losses)	24	85,840	50,100	35,739
Net Gains (Losses) related to Stocks	25	65,724	37,359	28,365
Expenses related to Portfolio Problems	26	(10,009)	(688)	(9,321)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	27	24,336	23,340	995
Other	28	5,788	(9,910)	15,699

Ordinary Profits	29	517,476	138,942	378,534

Net Extraordinary Gains (Losses)	30	41,908	19,076	22,832
Net Gains (Losses) on Disposition of Fixed Assets	31	32,959	28,615	4,344
Losses on Impairment of Fixed Assets	32	(854)	(560)	(294)
Gains on Cancellation of Employee Retirement Benefit Trust	33	3,434	(15,348)	18,782
Accumulation (Amortization) of Unrecognized Prior Service Cost	34	6,368	6,368	—
Income before Income Taxes	35	559,384	158,018	401,366
Income Taxes - Current	36	(184,336)	(86,352)	(97,983)
- Deferred	37	25,648	78,175	(52,526)

Net Income	38	400,696	149,841	250,855

*   Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[19] =Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)[18]-Net Gains (Losses) related to Bonds[23]

Credit-related Costs	39	14,327	22,652	(8,325)

Credit-related Costs [39] = Expenses related to Portfolio Problems [26] + Reversal of (Provision for) General Reserve for Losses on Loans [21] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [27]

Reference: Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Losses on Loans	40	36,065	74,667	(38,601)
Losses on Write-offs of Loans	41	(1,691)	4,934	(6,626)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	42	(23,607)	(52,261)	28,653
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	43	5,930	(1,737)	7,667
Reversal of (Provision for) Reserve for Contingencies	44	537	(666)	1,203
Other (including Losses on Sales of Loans)	45	(2,906)	(2,284)	(622)
Total	46	14,327	22,652	(8,325)

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2024		First Half of Fiscal 2023
			Change
Gross Profits	1	53,917	4,213	49,703
Domestic Gross Profits	2	54,008	4,233	49,775
Net Interest Income	3	10,945	1,248	9,697
Fiduciary Income	4	30,516	(128)	30,644
Trust Fees for Jointly Operated Designated Money Trust	5	1,857	(126)	1,983
Credit Costs for Trust Accounts *(1)	6	—	—	—
Net Fee and Commission Income	7	12,460	3,010	9,449
Net Other Operating Income	8	86	103	(16)
International Gross Profits	9	(91)	(19)	(71)
Net Interest Income	10	13	(3)	17
Net Fee and Commission Income	11	(110)	(30)	(79)
Net Other Operating Income	12	5	14	(8)
General and Administrative Expenses (excluding Non-Recurring Losses)	13	(43,966)	(3,941)	(40,025)
Expense Ratio	14	81.5%	1.0%	80.5%
Personnel Expenses	15	(21,853)	(2,670)	(19,183)
Non-Personnel Expenses	16	(20,231)	(1,050)	(19,180)
Premium for Deposit Insurance	17	(257)	(14)	(242)
Miscellaneous Taxes	18	(1,881)	(220)	(1,661)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	19	9,950	272	9,678
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas *(2)	20	9,952	270	9,682
Excluding Net Gains (Losses) from redemption of Investment Trusts	21	9,952	269	9,682

Reversal of (Provision for) General Reserve for Losses on Loans	22	—	—	—

Net Business Profits	23	9,950	272	9,678
Net Gains (Losses) related to Bonds	24	(1)	1	(3)

Net Non-Recurring Gains (Losses)	25	13,573	6,898	6,674
Net Gains (Losses) related to Stocks	26	9,582	8,166	1,416
Expenses related to Portfolio Problems	27	—	—	—
Gains on Reversal of Reserves for Possible Losses on Loans, and others	28	178	(750)	928
Other	29	3,812	(517)	4,329

Ordinary Profits	30	23,523	7,170	16,353

Net Extraordinary Gains (Losses)	31	1,007	1,044	(37)
Net Gains (Losses) on Disposition of Fixed Assets	32	(288)	(278)	(9)
Losses on Impairment of Fixed Assets	33	—	27	(27)
Gains on Cancellation of Employee Retirement Benefit Trust	34	354	354	—
Accumulation (Amortization) of Unrecognized Prior Service Cost	35	941	941	—
Income before Income Taxes	36	24,531	8,215	16,315
Income Taxes - Current	37	(4,822)	(2,929)	(1,892)
- Deferred	38	(1,752)	635	(2,388)

Net Income	39	17,956	5,920	12,035

*(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].
*(2) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[20]
=Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)[19]-Net Gains (Losses) related to Bonds[24]

Credit-related Costs	40	178	(750)	928

Credit-related Costs [40] = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for Losses on Loans [22] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [28] + Credit Costs for Trust Accounts [6]

Reference: Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	41	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	42	(2)	(935)	932
Losses on Write-offs of Loans	43	0	(0)	0
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	44	180	185	(4)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	45	—	—	—
Reversal of (Provision for) Reserve for Contingencies	46	—	—	—
Other (including Losses on Sales of Loans)	47	—	—	—
Total	48	178	(750)	928

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
			First Half of Fiscal 2024		First Half of Fiscal 2023
Mizuho Bank				Change

Return on Interest-Earning Assets		1	0.53	0.09	0.44
Return on Loans and Bills Discounted (1)		2	0.87	0.13	0.74
Return on Securities		3	0.65	0.29	0.36
Cost of Funding (including Expenses)		4	0.56	0.06	0.49
Cost of Deposits (including Expenses)		5	0.57	0.07	0.49
Cost of Deposits (2)		6	0.02	0.02	0.00
Cost of Other External Liabilities		7	0.41	0.15	0.26

Net Interest Margin	(1)-(4)	8	(0.02)	0.02	(0.05)
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.30	0.05	0.24
Loan and Deposit Rate Margin	(2)-(6)	10	0.84	0.10	0.74

(1) Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
(2) Deposits include Negotiable Certificates of Deposit (“NCDs”).

Reference: After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		11	0.90	0.14	0.76
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.32	0.06	0.26
Loan and Deposit Rate Margin	(11)-(6)	13	0.87	0.11	0.76

			(%)
			First Half of Fiscal 2024		First Half of Fiscal 2023
Mizuho Trust & Banking				Change

Return on Interest-Earning Assets		14	0.63	0.12	0.50
Return on Loans and Bills Discounted (1)		15	0.73	0.10	0.62
Return on Securities		16	3.54	0.60	2.93
Cost of Funding		17	0.16	0.06	0.10
Cost of Deposits (2)		18	0.04	0.04	0.00

Net Interest Margin	(14)-(17)	19	0.46	0.06	0.40
Loan and Deposit Rate Margin	(15)-(18)	20	0.68	0.06	0.61

(1) Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
(2) Deposits include NCDs.

Reference: After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		21	0.73	0.10	0.62
Loan and Deposit Rate Margin	(21)-(18)	22	0.68	0.06	0.61

Reference			(%)
			First Half of Fiscal 2024		First Half of Fiscal 2023
Aggregate Figures for the 2 Banks				Change

Return on Loans and Bills Discounted (1)		23	0.87	0.13	0.73
Cost of Deposits (2)		24	0.02	0.02	0.00

Loan and Deposit Rate Margin	(23)-(24)	25	0.84	0.10	0.73

(1) Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
(2) Deposits include NCDs.

Reference: After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	0.89	0.13	0.75
Loan and Deposit Rate Margin	(26)-(24)	27	0.86	0.11	0.75

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	First Half of Fiscal 2024				First Half of Fiscal 2023
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Total

Use of Funds	206,656,989	2.40	18,254,046	0.05	188,402,942	2.35
Loans and Bills Discounted	91,294,158	2.78	1,081,797	0.02	90,212,361	2.76
Securities	38,452,174	2.10	(2,830,872)	0.77	41,283,047	1.33

Source of Funds	210,903,575	1.88	4,098,191	0.16	206,805,384	1.72
Deposits	154,378,883	1.08	6,663,890	0.00	147,714,993	1.07
NCDs	11,477,758	3.85	(6,873,875)	1.43	18,351,634	2.41

Domestic Operations

Use of Funds	128,875,861	0.53	14,943,804	0.09	113,932,057	0.44
Loans and Bills Discounted	56,031,465	0.86	2,874,711	0.13	53,156,753	0.73
Securities	18,808,504	0.65	(7,318,198)	0.29	26,126,702	0.36

Source of Funds	132,118,608	0.06	2,709,432	0.03	129,409,175	0.03
Deposits	116,477,361	0.02	7,051,575	0.02	109,425,785	0.00
NCDs	2,955,755	0.04	(6,593,780)	0.04	9,549,536	0.00

International Operations

Use of Funds	78,668,773	5.44	1,171,810	0.36	77,496,962	5.07
Loans and Bills Discounted	35,262,693	5.84	(1,792,914)	0.16	37,055,607	5.68
Securities	19,643,670	3.49	4,487,325	0.49	15,156,345	2.99

Source of Funds	79,672,613	4.89	(749,672)	0.51	80,422,285	4.37
Deposits	37,901,522	4.34	(387,685)	0.18	38,289,207	4.15
NCDs	8,522,003	5.16	(280,094)	0.12	8,802,098	5.03

*	The Average Balance and Rate of Loans and Bills Discounted for First Half of Fiscal 2023 have been corrected.

2-6

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	First Half of Fiscal 2024				First Half of Fiscal 2023
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Total

Use of Funds	4,647,779	0.64	(382,558)	0.12	5,030,338	0.52
Loans and Bills Discounted	2,812,710	0.75	(214,969)	0.11	3,027,679	0.63
Securities	175,656	3.37	(7,981)	0.56	183,638	2.80

Source of Funds	4,443,300	0.18	(1,400,866)	0.06	5,844,166	0.11
Deposits	2,646,045	0.04	(349,985)	0.03	2,996,031	0.00
NCDs	308,199	0.08	(156,784)	0.07	464,983	0.00

Domestic Operations

Use of Funds	4,635,568	0.63	(382,610)	0.12	5,018,178	0.50
Loans and Bills Discounted	2,794,452	0.73	(212,742)	0.11	3,007,195	0.62
Securities	167,340	3.54	(7,997)	0.60	175,337	2.93

Source of Funds	4,430,750	0.16	(1,400,668)	0.06	5,831,418	0.10
Deposits	2,643,497	0.04	(349,630)	0.03	2,993,128	0.00
NCDs	308,199	0.08	(156,784)	0.07	464,983	0.00

International Operations

Use of Funds	35,014	1.75	(429)	0.09	35,444	1.65
Loans and Bills Discounted	18,257	3.33	(2,226)	0.51	20,483	2.82
Securities	8,316	—	15	(0.06)	8,300	0.06

Source of Funds	35,353	1.65	(678)	0.12	36,032	1.53
Deposits	2,548	0.03	(355)	0.02	2,903	0.00
NCDs	—	—	—	—	—	—

2-7

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	First Half of Fiscal 2024		First Half of Fiscal 2023
		Change
Net Gains (Losses) related to Bonds	67,454	56,647	10,807
Gains on Sales and Others	92,349	73,493	18,856
Losses on Sales and Others	(29,397)	(16,571)	(12,825)
Impairment (Devaluation)	(359)	826	(1,185)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0)	1	(1)
Gains (Losses) on Derivatives other than for Trading	4,861	(1,102)	5,964

	First Half of Fiscal 2024		First Half of Fiscal 2023
		Change
Net Gains (Losses) related to Stocks	79,955	45,359	34,596
Gains on Sales	152,045	86,364	65,680
Losses on Sales	(65,576)	(53,917)	(11,659)
Impairment (Devaluation)	(3,383)	(1,857)	(1,526)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(3,128)	14,769	(17,898)

Non-Consolidated Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2024		First Half of Fiscal 2023
		Change
Net Gains (Losses) related to Bonds	68,300	57,752	10,548
Gains on Sales and Others	92,380	73,173	19,207
Losses on Sales and Others	(28,582)	(15,143)	(13,439)
Impairment (Devaluation)	(359)	826	(1,185)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	4,861	(1,103)	5,965

	First Half of Fiscal 2024		First Half of Fiscal 2023
		Change
Net Gains (Losses) related to Stocks	75,306	45,525	29,781
Gains on Sales	142,264	85,351	56,912
Losses on Sales	(62,239)	(53,298)	(8,940)
Impairment (Devaluation)	(1,589)	(1,296)	(292)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(3,128)	14,769	(17,898)

2-8

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2024		First Half of Fiscal 2023
		Change
Net Gains (Losses) related to Bonds	68,302	57,750	10,551
Gains on Sales and Others	92,380	73,173	19,207
Losses on Sales and Others	(28,581)	(15,145)	(13,435)
Impairment (Devaluation)	(359)	826	(1,185)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	4,861	(1,103)	5,965

	First Half of Fiscal 2024		First Half of Fiscal 2023
		Change
Net Gains (Losses) related to Stocks	65,724	37,359	28,365
Gains on Sales	132,582	77,120	55,462
Losses on Sales	(62,172)	(53,265)	(8,906)
Impairment (Devaluation)	(1,557)	(1,265)	(292)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(3,128)	14,769	(17,898)

Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2024		First Half of Fiscal 2023
		Change
Net Gains (Losses) related to Bonds	(1)	1	(3)
Gains on Sales and Others	—	—	—
Losses on Sales and Others	(1)	1	(3)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

	First Half of Fiscal 2024		First Half of Fiscal 2023
		Change
Net Gains (Losses) related to Stocks	9,582	8,166	1,416
Gains on Sales	9,681	8,231	1,450
Losses on Sales	(67)	(33)	(34)
Impairment (Devaluation)	(31)	(31)	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

2-9

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of September 30, 2024				As of March 31, 2024
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(= Fair Value)		Gains	Losses	(= Fair Value)		Gains	Losses
Other Securities	32,622,446	1,351,167	2,093,422	742,254	32,731,510	1,326,873	2,339,385	1,012,512
Japanese Stocks	2,896,360	2,009,179	2,016,934	7,754	3,102,660	2,185,715	2,190,460	4,744
Japanese Bonds	13,616,282	(44,314)	8,097	52,411	14,366,374	(28,514)	18,115	46,629
Japanese Government Bonds	10,495,089	(3,417)	471	3,889	10,974,393	6,247	9,326	3,078
Other	16,109,803	(613,697)	68,390	682,088	15,262,474	(830,328)	130,809	961,137
Foreign Bonds	13,715,438	(453,308)	38,001	491,309	12,293,417	(711,631)	20,332	731,964

•  In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

•  Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment as of September 30, 2024 and March 31, 2024 are ¥16,328 million (Foreign Bonds ¥29,609 million and Japanese Government Bonds ¥0 million) and ¥181,761 million (Foreign Bonds ¥218,117 million and Japanese Government Bonds ¥(6,026) million), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments as of September 30, 2024 and March 31, 2024 are ¥1,367,495 million (Foreign Bonds ¥(423,699) million and Japanese Government Bonds ¥(3,416) million) and ¥1,508,634 million (Foreign Bonds ¥(493,514) million and Japanese Government Bonds ¥220 million), respectively.

•  Unrealized Gains/Losses on Other Securities as of September 30, 2024 and March 31, 2024 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the consolidated balance sheet by applying the fair-value hedge accounting and others.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of September 30, 2024				As of March 31, 2024
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Bonds Held to Maturity	4,061,962	(111,071)	30,797	141,869	4,045,134	(182,210)	8,789	190,999

Non-Consolidated

(1) Other Securities

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2024				As of March 31, 2024
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(= Fair Value)		Gains	Losses	(= Fair Value)		Gains	Losses
Other Securities	31,604,453	1,274,245	2,015,149	740,904	31,951,115	1,242,880	2,255,245	1,012,365
Japanese Stocks	2,806,197	1,934,175	1,941,629	7,454	3,009,329	2,104,250	2,108,913	4,663
Japanese Bonds	13,555,013	(44,121)	8,097	52,218	14,313,789	(28,631)	17,998	46,629
Japanese Government Bonds	10,485,113	(3,417)	471	3,889	10,963,328	6,247	9,326	3,078
Other	15,243,242	(615,808)	65,422	681,230	14,627,995	(832,739)	128,333	961,072
Foreign Bonds	13,057,806	(455,100)	35,474	490,574	11,723,012	(712,961)	18,938	731,899

Mizuho Bank
Other Securities	31,380,118	1,168,639	1,907,990	739,351	31,711,507	1,126,334	2,137,624	1,011,290
Japanese Stocks	2,646,466	1,829,229	1,835,173	5,943	2,836,690	1,988,703	1,992,308	3,605
Japanese Bonds	13,495,202	(44,405)	7,781	52,186	14,252,023	(29,022)	17,589	46,612
Japanese Government Bonds	10,485,113	(3,417)	471	3,889	10,963,328	6,247	9,326	3,078
Other	15,238,449	(616,185)	65,035	681,220	14,622,794	(833,346)	127,725	961,072
Foreign Bonds	13,057,806	(455,100)	35,474	490,574	11,723,012	(712,961)	18,938	731,899

Mizuho Trust & Banking
Other Securities	224,335	105,606	107,159	1,553	239,607	116,546	117,621	1,075
Japanese Stocks	159,731	104,945	106,456	1,511	172,639	115,547	116,605	1,057
Japanese Bonds	59,811	283	315	32	61,766	391	408	17
Japanese Government Bonds	—	—	—	—	—	—	—	—
Other	4,792	377	387	10	5,201	607	607	0
Foreign Bonds	—	—	—	—	—	—	—	—

•	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
•

Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment (aggregate figures for the 2 banks) as of September 30, 2024 and March 31, 2024 are ¥16,328 million (Foreign Bonds ¥29,609 million and Japanese Government Bonds ¥0 million) and ¥181,761 million (Foreign Bonds ¥218,117 million and Japanese Government Bonds ¥(6,026)million), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments (aggregate figures for the 2 banks) as of September 30, 2024 and March 31, 2024 are ¥1,290,573 million (Foreign Bonds ¥(425,491) million and Japanese Government Bonds ¥(3,416) million) and ¥1,408,932 million (Foreign Bonds ¥(494,843) million and Japanese Government Bonds ¥220 million), respectively.

•

Unrealized Gains/Losses on Other Securities as of September 30, 2024 and March 31, 2024 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the balance sheet by applying the fair-value hedge accounting.

2-10

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2024				As of March 31, 2024
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	4,061,962	(111,071)	30,797	141,869	4,045,134	(182,210)	8,789	190,999
Mizuho Bank	4,061,962	(111,071)	30,797	141,869	4,045,134	(182,210)	8,789	190,999
Mizuho Trust & Banking	—	—	—	—	—	—	—	—
(3) Investment in Subsidiaries and Affiliates Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of September 30, 2024				As of March 31, 2024
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	106,131	419,679	419,679	—	106,131	468,940	468,940	—
Mizuho Bank	106,131	419,679	419,679	—	106,131	468,940	468,940	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method and others. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after necessary adjustments.

The base amounts are as follows:

Consolidated

	(Millions of yen)
	As of September 30, 2024		As of March 31, 2024
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,309,197	35,483	1,273,714
Japanese Stocks	1,966,316	(166,901)	2,133,218
Japanese Bonds	(44,314)	(15,800)	(28,514)
Japanese Government Bonds	(3,417)	(9,664)	6,247
Other	(612,804)	218,185	(830,990)
Foreign Bonds	(452,415)	259,878	(712,294)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2024		As of March 31, 2024
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,232,156	41,773	1,190,383
Japanese Stocks	1,892,086	(159,667)	2,051,753
Japanese Bonds	(44,121)	(15,490)	(28,631)
Japanese Government Bonds	(3,417)	(9,664)	6,247
Other	(615,808)	216,931	(832,739)
Foreign Bonds	(455,100)	257,860	(712,961)

2-11

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of September 30, 2024				Change				Maturity as of March 31, 2024
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	10,419.5	2,006.5	1,047.4	553.2	(870.9)	148.5	(61.4)	(12.4)	11,290.5	1,858.0	1,108.9	565.7
Japanese Government Bonds	9,806.6	559.6	549.6	—	(844.8)	369.1	(46.1)	—	10,651.5	190.5	595.7	—
Japanese Local Government Bonds	72.3	223.0	305.2	7.5	(0.2)	2.5	15.6	(1.8)	72.5	220.4	289.5	9.3
Japanese Corporate Bonds	540.5	1,223.8	192.6	545.7	(25.9)	(223.1)	(30.9)	(10.6)	566.4	1,447.0	223.6	556.4
Other	3,574.7	4,538.9	1,964.0	7,997.7	743.1	2,225.1	(308.7)	(1,290.8)	2,831.6	2,313.7	2,272.8	9,288.5

Mizuho Bank

Japanese Bonds	10,413.8	1,952.9	1,047.2	553.2	(875.5)	154.8	(61.3)	(12.4)	11,289.3	1,798.0	1,108.6	565.7
Japanese Government Bonds	9,806.6	559.6	549.6	—	(844.8)	369.1	(46.1)	—	10,651.5	190.5	595.7	—
Japanese Local Government Bonds	72.3	223.0	305.2	7.5	(0.2)	2.5	15.6	(1.8)	72.5	220.4	289.5	9.3
Japanese Corporate Bonds	534.8	1,170.2	192.4	545.7	(30.4)	(216.8)	(30.8)	(10.6)	565.2	1,387.1	223.3	556.4
Other	3,573.9	4,530.6	1,961.9	7,997.7	743.0	2,225.0	(308.8)	(1,290.8)	2,830.9	2,305.5	2,270.7	9,288.5

Mizuho Trust & Banking

Japanese Bonds	5.7	53.6	0.2	—	4.5	(6.3)	(0.1)	—	1.1	59.9	0.3	—
Japanese Government Bonds	—	—	—	—	—	—	—	—	—	—	—	—
Japanese Local Government Bonds	—	—	—	—	—	—	—	—	—	—	—	—
Japanese Corporate Bonds	5.7	53.6	0.2	—	4.5	(6.3)	(0.1)	—	1.1	59.9	0.3	—
Other	0.8	8.2	2.1	—	0.1	0.0	0.0	—	0.7	8.2	2.1	—

2-12

Mizuho Financial Group, Inc.

7. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		First Half of Fiscal 2024	Change	First Half of Fiscal 2023
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	951,654	(48,826)	1,000,481
Discount Rate (%)		0.14~2.08		(0.00)~1.54

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,650,618	(84,207)	1,734,825
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(285,198)	(23,168)	(262,029)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(B)+ (C) - (A)	413,764	(58,549)	472,314

Mizuho Bank

Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	833,031	(43,584)	876,616
Discount Rate (%)		0.14~2.08		(0.00)~1.54

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,390,609	(94,254)	1,484,864
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(221,576)	(16,858)	(204,717)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	336,001	(67,528)	403,530

Mizuho Trust & Banking

Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	118,623	(5,241)	123,864
Discount Rate (%)		0.14~2.08		(0.00)~1.54

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	260,008	10,047	249,960
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(63,621)	(6,309)	(57,311)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(B)+ (C) - (A)	77,763	8,979	68,784

2-13

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2024	Change	First Half of Fiscal 2023
Service Cost	(6,554)	2,005	(8,560)
Interest Cost	(5,054)	(1,646)	(3,407)
Expected Return on Plan Assets	12,743	(717)	13,461
Accumulation (Amortization) of Unrecognized Actuarial Differences	18,891	(1,242)	20,134
Accumulation (Amortization) of Unrecognized Prior Service Cost	7,310	7,310	—
Gains on Cancellation of Employee Retirement Benefit Trust	3,788	(14,993)	18,782
Other	(2,687)	(1,528)	(1,159)

Total	28,438	(10,812)	39,251

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost and Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).
Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2024	Change	First Half of Fiscal 2023
Service Cost	(5,536)	1,709	(7,245)
Interest Cost	(4,441)	(1,459)	(2,982)
Expected Return on Plan Assets	11,016	(908)	11,925
Accumulation (Amortization) of Unrecognized Actuarial Differences	14,661	(1,652)	16,314
Accumulation (Amortization) of Unrecognized Prior Service Cost	6,368	6,368	—
Gains on Cancellation of Employee Retirement Benefit Trust	3,434	(15,348)	18,782
Other	(2,300)	(1,273)	(1,027)

Total	23,201	(12,565)	35,766

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost and Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).
Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2024	Change	First Half of Fiscal 2023
Service Cost	(1,018)	296	(1,315)
Interest Cost	(612)	(187)	(425)
Expected Return on Plan Assets	1,727	191	1,536
Accumulation (Amortization) of Unrecognized Actuarial Differences	4,230	409	3,820
Accumulation (Amortization) of Unrecognized Prior Service Cost	941	941	—
Gains on Cancellation of Employee Retirement Benefit Trust	354	354	—
Other	(386)	(254)	(132)

Total	5,236	1,752	3,484

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost and Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).

2-14

Mizuho Financial Group, Inc.

Consolidated

Retirement Benefit Obligations

		(Millions of yen)
		First Half of Fiscal 2024	Change	First Half of Fiscal 2023
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,150,480	(49,608)	1,200,089
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,930,446	(60,484)	1,990,930
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(304,590)	(41,629)	(262,960)
Net Defined Benefit Asset (at the beginning of the fiscal year)	(D)	847,116	(12,154)	859,271
Net Defined Benefit Liability (at the beginning of the fiscal year)	(A)-(B)+(D)	67,151	(1,278)	68,429
Income (Expenses) related to Employee Retirement Benefits

		(Millions of yen)
		First Half of Fiscal 2024	Change	First Half of Fiscal 2023
Service Cost		(10,773)	2,877	(13,650)
Interest Cost		(5,864)	(1,759)	(4,104)
Expected Return on Plan Assets		15,048	(788)	15,836
Accumulation (Amortization) of Unrecognized Actuarial Differences		19,579	(635)	20,215
Accumulation (Amortization) of Unrecognized Prior Service Cost		9,026	9,015	11
Gains on Cancellation of Employee Retirement Benefit Trust		3,788	(14,993)	18,782
Other		(8,759)	(5,317)	(3,442)

Total		22,046	(11,601)	33,648

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost and Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses), except for a portion thereof.

2-15

Mizuho Financial Group, Inc.

8. Capital Ratio

Mizuho Financial Group

International Standard

	Consolidated		(%, Billions of yen)
	As of September 30, 2024 (Preliminary)	Change	As of March 31, 2024
(1) Total Capital Ratio	18.65	1.72	16.93
(2) Tier 1 Capital Ratio	16.37	1.52	14.85
(3) Common Equity Tier 1 Capital Ratio	13.69	0.96	12.73
(4) Total Capital	13,013.2	698.6	12,314.6
(5) Tier 1 Capital	11,425.8	624.0	10,801.8
(6) Common Equity Tier 1 Capital	9,554.7	294.7	9,259.9
(7) Risk weighted Assets	69,760.2	(2,960.0)	72,720.2
(8) Total Required Capital (7) X8%	5,580.8	(236.8)	5,817.6

Mizuho Bank International Standard

	Consolidated			Non-Consolidated
	As of September 30, 2024 (Preliminary)	Change	As of March 31, 2024	As of September 30, 2024 (Preliminary)
(1) Total Capital Ratio	17.71	1.95	15.76	17.15
(2) Tier 1 Capital Ratio	15.30	1.70	13.60	14.57
(3) Common Equity Tier 1 Capital Ratio	12.35	1.09	11.26	11.35
(4) Total Capital	11,262.2	861.6	10,400.6	9,897.7
(5) Tier 1 Capital	9,724.7	751.0	8,973.6	8,405.3
(6) Common Equity Tier 1 Capital	7,856.0	425.0	7,431.0	6,547.8
(7) Risk weighted Assets	63,560.3	(2,398.8)	65,959.1	57,681.3
(8) Total Required Capital (7) X8%	5,084.8	(191.9)	5,276.7	4,614.5

Mizuho Trust & Banking International Standard

	Consolidated			Non-Consolidated
	As of September 30, 2024 (Preliminary)	Change	As of March 31, 2024	As of September 30, 2024 (Preliminary)
(1) Total Capital Ratio	31.72	2.73	28.99	31.25
(2) Tier 1 Capital Ratio	31.71	2.73	28.98	31.24
(3) Common Equity Tier 1 Capital Ratio	31.71	2.73	28.98	31.24
(4) Total Capital	489.0	12.3	476.7	452.6
(5) Tier 1 Capital	488.8	12.2	476.6	452.5
(6) Common Equity Tier 1 Capital	488.8	12.2	476.6	452.5
(7) Risk weighted Assets	1,541.3	(103.1)	1,644.4	1,448.4
(8) Total Required Capital (7) X8%	123.3	(8.2)	131.5	115.8

2-16

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen)
	As of September 30, 2024	Change	As of March 31, 2024
Claims against Bankrupt and Substantially Bankrupt Obligors	37,193	696	36,497
Claims with Collection Risk	649,996	(50,733)	700,730
Claims for Special Attention	477,898	(37,605)	515,503
Loans Past Due for 3 Months or More	756	299	456
Restructured Loans	477,141	(37,904)	515,046
Sub-total[1]	1,165,088	(87,642)	1,252,731
Normal Claims	104,592,752	(788,113)	105,380,865

Total[2]	105,757,840	(875,755)	106,633,596

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	109,110	1,868	107,242

	(%)
NPL ratio[1]/[2]	1.10	(0.07)	1.17

Trust Account

	(Millions of yen)
	As of September 30, 2024	Change	As of March 31, 2024
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[3]	—	—	—
Normal Claims	1,739	(360)	2,100

Total[4]	1,739	(360)	2,100

	(%)
NPL ratio[3]/[4]	—	—	—

2-17

Mizuho Financial Group, Inc.

Consolidated + Trust Account

	(Millions of yen)
	As of September 30, 2024	Change	As of March 31, 2024
Claims against Bankrupt and Substantially Bankrupt Obligors	37,193	696	36,497
Claims with Collection Risk	649,996	(50,733)	700,730
Claims for Special Attention	477,898	(37,605)	515,503
Loans Past Due for 3 Months or More	756	299	456
Restructured Loans	477,141	(37,904)	515,046
Sub-total[5]	1,165,088	(87,642)	1,252,731
Normal Claims	104,594,492	(788,473)	105,382,965

Total[6]	105,759,580	(876,116)	106,635,696

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	109,110	1,868	107,242

	(%)
NPL ratio[5]/[6]	1.10	(0.07)	1.17

Trust account represents trust accounts that guarantee principals in the agreement.

2-18

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Millions of yen)
	As of September 30, 2024	Change	As of March 31, 2024
Claims against Bankrupt and Substantially Bankrupt Obligors	26,489	(159)	26,649
Claims with Collection Risk	646,150	(62,515)	708,665
Claims for Special Attention	471,454	(49,461)	520,915
Loans Past Due for 3 Months or More	756	299	456
Restructured Loans	470,697	(49,761)	520,459
Sub-total[1]	1,144,093	(112,136)	1,256,230
Normal Claims	106,392,819	(2,490,962)	108,883,781

Total[2]	107,536,913	(2,603,099)	110,140,012

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	106,916	1,575	105,340

	(%)
NPL ratio[1]/[2]	1.06	(0.07)	1.14

Mizuho Bank

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	26,381	(178)	26,560
Claims with Collection Risk	638,122	(61,268)	699,390
Claims for Special Attention	460,919	(50,878)	511,797
Loans Past Due for 3 Months or More	754	297	456
Restructured Loans	460,165	(51,176)	511,341
Sub-total[3]	1,125,422	(112,325)	1,237,748
Normal Claims	103,640,440	(2,369,417)	106,009,857

Total[4]	104,765,863	(2,481,743)	107,247,606

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	106,682	1,575	105,106

	(%)
NPL ratio[3]/[4]	1.07	(0.07)	1.15

2-19

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

(Banking Account)

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	108	19	89
Claims with Collection Risk	8,027	(1,247)	9,275
Claims for Special Attention	10,534	1,417	9,117
Loans Past Due for 3 Months or More	2	2	—
Restructured Loans	10,532	1,414	9,117
Sub-total[5]	18,671	189	18,482
Normal Claims	2,750,639	(121,184)	2,871,823

Total[6]	2,769,310	(120,995)	2,890,305

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	233	(0)	233

	(%)
NPL ratio[5]/[6]	0.67	0.03	0.63

(Trust Account)

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[7]	—	—	—
Normal Claims	1,739	(360)	2,100

Total[8]	1,739	(360)	2,100

	(%)
NPL ratio[7]/[8]	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-20

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of September 30, 2024	Change	As of March 31, 2024
Reserves for Possible Losses on Loans	729,659	(58,189)	787,848
General Reserve for Possible Losses on Loans	293,360	(36,402)	329,763
Specific Reserve for Possible Losses on Loans	409,223	(14,687)	423,911
Reserve for Possible Losses on Loans to Restructuring Countries	27,075	(7,099)	34,174

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	109,419	1,807	107,611

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2024	Change	As of March 31, 2024
Reserves for Possible Losses on Loans	699,765	(61,316)	761,081
General Reserve for Possible Losses on Loans	277,575	(36,062)	313,638
Specific Reserve for Possible Losses on Loans	395,114	(18,154)	413,268
Reserve for Possible Losses on Loans to Restructuring Countries	27,075	(7,099)	34,174

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	106,916	1,575	105,340

Mizuho Bank

Reserves for Possible Losses on Loans	694,792	(61,138)	755,930
General Reserve for Possible Losses on Loans	274,291	(36,065)	310,357
Specific Reserve for Possible Losses on Loans	393,424	(17,973)	411,398
Reserve for Possible Losses on Loans to Restructuring Countries	27,075	(7,099)	34,174

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	106,682	1,575	105,106

Mizuho Trust & Banking

Reserves for Possible Losses on Loans	4,973	(178)	5,151
General Reserve for Possible Losses on Loans	3,284	2	3,281
Specific Reserve for Possible Losses on Loans	1,689	(180)	1,870
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	233	(0)	233

Reserve for Possible Losses on Entrusted Loans (¥5 million and ¥6 million for September 30, 2024 and March 31, 2024, respectively) is not included in the above figures for Trust Account.

2-21

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non Performing Loans based on the BA and the FRA

Consolidated

	(%)
	As of September 30, 2024	Change	As of March 31, 2024
Mizuho Financial Group	62.62	(0.26)	62.89
Above figures are presented net of partial direct write-offs.

Non-Consolidated
	(%)
	As of September 30, 2024	Change	As of March 31, 2024
Total	61.16	0.57	60.58
Mizuho Bank	61.73	0.66	61.07
Mizuho Trust & Banking (Banking Account)	26.63	(1.23)	27.87

Above figures are presented net of partial direct write-offs.

2-22

Mizuho Financial Group, Inc.

4. Coverage on Non Performing Loans based on the BA and the FRA

Non-Consolidated

(1) Non Performing Loans based on the BA and the FRA and Coverage Amount

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2024	Change	As of March 31, 2024

Claims against Bankrupt and Substantially Bankrupt Obligors	26.4	(0.1)	26.6
Collateral, Guarantees, and equivalent	25.6	(0.4)	26.0
Reserve for Possible Losses	0.8	0.3	0.5
Claims with Collection Risk	646.1	(62.5)	708.6
Collateral, Guarantees, and equivalent	165.8	4.1	161.7
Reserve for Possible Losses	394.2	(14.2)	408.5
Claims for Special Attention	471.4	(49.4)	520.9
Collateral, Guarantees, and equivalent	144.5	(1.6)	146.2
Reserve for Possible Losses	124.2	(19.8)	144.1
Total	1,144.0	(112.1)	1,256.2
Collateral, Guarantees, and equivalent	336.0	2.0	334.0
Reserve for Possible Losses	519.3	(33.8)	553.2

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	26.3	(0.1)	26.5
Collateral, Guarantees, and equivalent	25.5	(0.4)	26.0
Reserve for Possible Losses	0.8	0.3	0.5
Claims with Collection Risk	638.1	(61.2)	699.3
Collateral, Guarantees, and equivalent	160.4	5.0	155.3
Reserve for Possible Losses	392.5	(14.1)	406.6
Claims for Special Attention	460.9	(50.8)	511.7
Collateral, Guarantees, and equivalent	140.0	(1.7)	141.7
Reserve for Possible Losses	123.1	(20.0)	143.2
Total	1,125.4	(112.3)	1,237.7
Collateral, Guarantees, and equivalent	325.9	2.8	323.1
Reserve for Possible Losses	516.6	(33.8)	550.4

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	0.1	0.0	0.0
Collateral, Guarantees, and equivalent	0.1	0.0	0.0
Reserve for Possible Losses	—	—	—
Claims with Collection Risk	8.0	(1.2)	9.2
Collateral, Guarantees, and equivalent	5.3	(0.9)	6.3
Reserve for Possible Losses	1.6	(0.1)	1.8
Claims for Special Attention	10.5	1.4	9.1
Collateral, Guarantees, and equivalent	4.5	0.1	4.4
Reserve for Possible Losses	1.0	0.2	0.8
Total	18.6	0.1	18.4
Collateral, Guarantees, and equivalent	10.0	(0.8)	10.8
Reserve for Possible Losses	2.7	0.0	2.7

Reference: Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Total	—	—	—
Collateral, Guarantees, and equivalent	—	—	—

*	Trust account represents trust accounts that guarantee principals in the agreement.

2-23

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2024	Change	As of March 31, 2024

Coverage Amount	855.4	(31.8)	887.2
Reserves for Possible Losses on Loans	519.3	(33.8)	553.2
Collateral, Guarantees, and equivalent	336.0	2.0	334.0

	(%)
Coverage Ratio	74.7	4.1	70.6
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	86.6	6.2	80.4
Claims for Special Attention	57.0	1.2	55.7
Claims against Special Attention Obligors	57.3	2.8	54.5

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	82.0	7.3	74.6
Claims for Special Attention	38.0	(0.4)	38.4
Claims against Special Attention Obligors	37.0	(0.0)	37.0

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	25.10	(1.69)	26.79
Claims against Watch Obligors excluding Special Attention Obligors	4.13	0.05	4.08
Claims against Normal Obligors	0.05	0.00	0.05

Mizuho Bank

	(Billions of yen)
Coverage Amount	842.5	(31.0)	873.6
Reserves for Possible Losses on Loans	516.6	(33.8)	550.4
Collateral, Guarantees, and equivalent	325.9	2.8	323.1

	(%)
Coverage Ratio	74.8	4.2	70.5
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	86.6	6.2	80.3
Claims for Special Attention	57.1	1.4	55.6
Claims against Special Attention Obligors	57.8	2.9	54.8

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	82.1	7.4	74.7
Claims for Special Attention	38.3	(0.3)	38.7
Claims against Special Attention Obligors	37.7	0.1	37.5

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	25.53	(1.60)	27.13
Claims against Watch Obligors excluding Special Attention Obligors	4.15	0.04	4.10
Claims against Normal Obligors	0.06	0.00	0.05

2-24

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)
	(Billions of yen)
	As of September 30, 2024	Change	As of March 31, 2024

Coverage Amount	12.8	(0.7)	13.6
Reserves for Possible Losses on Loans	2.7	0.0	2.7
Collateral, Guarantees, and equivalent	10.0	(0.8)	10.8

	(%)
Coverage Ratio	68.7	(5.0)	73.7
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	87.9	(0.5)	88.5
Claims for Special Attention	53.8	(4.6)	58.4
Claims against Special Attention Obligors	43.2	1.8	41.4

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	63.4	(0.2)	63.6
Claims for Special Attention	18.3	(0.6)	19.0
Claims against Special Attention Obligors	18.3	(0.6)	18.9

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	12.71	(0.96)	13.67
Claims against Watch Obligors excluding Special Attention Obligors	0.53	0.13	0.40
Claims against Normal Obligors	0.03	(0.00)	0.03

2-25

Mizuho Financial Group, Inc.

5. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

1.
SELF-ASSESSMENT
Categorization
Obligor
Non-Categorization
Category II
Category III
Category IV
Bankrupt and Substantially Bankrupt Obligors 26.4
26.4
Collateral, Guarantees, etc.: 25.6
Reserves for Possible Losses: 0.8
Reserve Ratio 100%
Direct Write-offs
Intensive Control Obligors 646.1
560.0
86.0
Collateral, Guarantees, etc.: 165.8
Reserves for Possible Losses: 394.2
Reserve Ratio 82.0%
Amounts for reserves are recorded under Non-Categorization
Watch Obligors
Claims for Special Attention 471.4
Reserve Ratio against Uncovered Portion 38.0%
Collateral, Guarantees, etc.: 144.5
Reserves for Possible Losses: 124.2
Special Attention Obligors
Other Watch Obligors
Normal Obligors
Total 107,535.1
2.
Status of Non Performing Loans based on the Banking Act ("BA") and the Financial Reconstruction Act ("FRA")
Claims against Bankrupt and Substantially Bankrupt Obligors
26.4
Coverage Ratio 100%
Claims with Collection Risk
646.1
Coverage Ratio 86.6%
Claims for Special Attention (Notes) 471.4
Coverage Ratio 57.0%
Loans Past Due for 3 Months or More
0.7
Restructured Loans
470.6
Total Coverage Ratio 74.7%
Claims against Special Attention Obligors
- Coverage Ratio: 57.3%
- Reserve Ratio for Uncovered Portion: 37.0%
- Reserve Ratio against Total Amount of Claims: 25.1%
Reserve Ratio against Total Amount of Claims
• Other Watch Obligors: 4.13%
• Normal Obligors: 0.05%
Total 1,144.0

Notes:	Claims for Special Attention is denoted on an individual loans basis.
Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2-26

Mizuho Financial Group, Inc.

6. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the BA and the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2021	Fiscal 2022	Fiscal 2023	Fiscal 2024
	As of March 31, 2022	As of March 31, 2023	As of March 31, 2024	As of September 30, 2024
				MHBK	MHTB*	Aggregate Figures for the 2 Banks	Change from March 31, 2024
Claims against Bankrupt and Substantially Bankrupt Obligors	41.1	26.0	14.1	12.8	0.0	12.9	(1.1)
Claims with Collection Risk	726.0	504.6	439.9	375.7	5.3	381.0	(58.9)
Amount Categorized as above up to Fiscal 2021	767.1	530.6	454.1	388.5	5.4	394.0	(60.1)
of which the amount which was in the process of being removed from the balance sheet	40.0	24.2	13.7	12.9	0.0	12.9	(0.8)
Claims against Bankrupt and Substantially Bankrupt Obligors		7.9	1.7	4.5	—	4.5	2.8
Claims with Collection Risk		153.8	59.8	38.5	0.1	38.6	(21.1)
Amount Newly Categorized as above during Fiscal 2022		161.8	61.6	43.1	0.1	43.2	(18.3)
of which the amount which was in the process of being removed from the balance sheet		6.3	1.5	1.0	—	1.0	(0.5)
Claims against Bankrupt and Substantially Bankrupt Obligors			10.7	5.5	—	5.5	(5.2)
Claims with Collection Risk			208.7	145.2	2.5	147.8	(60.9)
Amount Newly Categorized as above during Fiscal 2023			219.5	150.8	2.5	153.3	(66.1)
of which the amount which was in the process of being removed from the balance sheet			9.4	4.7	—	4.7	(4.6)
Claims against Bankrupt and Substantially Bankrupt Obligors				3.4	0.0	3.4	3.4
Claims with Collection Risk				78.5	0.0	78.5	78.5
Amount Newly Categorized as above during the First Half of Fiscal 2024				81.9	0.0	82.0	82.0
of which the amount which was in the process of being removed from the balance sheet				3.4	0.0	3.4	3.4
Claims against Bankrupt and Substantially Bankrupt Obligors	41.1	34.0	26.6	26.3	0.1	26.4	(0.1)
Claims with Collection Risk	726.0	658.4	708.6	638.1	8.0	646.1	(62.5)
Total	767.1	692.5	735.3	664.5	8.1	672.6	(62.6)
of which the amount which was in the process of being removed from the balance sheet	40.0	30.5	24.7	22.0	0.1	22.2	(2.5)

* Trust account represents trust accounts that guarantee principals in the agreement.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the First Half of Fiscal 2024

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(1.7)	(1.7)	—
Restructuring	(16.9)	(16.9)	—
Improvement in Business Performance due to Restructuring	—	—	—
Loan Sales	(19.1)	(19.1)	—
Direct Write-off	(21.4)	(21.4)	—
Other	(85.4)	(84.1)	(1.2)
Debt recovery	(33.7)	(32.8)	(0.9)
Improvement in Business Performance	(51.6)	(51.3)	(0.3)

Total	(144.6)	(143.4)	(1.2)

2-27

Mizuho Financial Group, Inc.

7. Status of Loans by Industry

(1) Outstanding Balances by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2024		As of March 31, 2024
	Outstanding Balance	Change	Outstanding Balance
Domestic Total (excluding Loans Booked Offshore)	62,419.1	(2,402.8)	64,821.9
Manufacturing	9,958.7	73.3	9,885.4
Agriculture & Forestry	47.8	0.9	46.8
Fishery	10.0	(0.4)	10.4
Mining, Quarrying Industry & Gravel Extraction Industry	176.4	(17.8)	194.3
Construction	1,054.3	(55.9)	1,110.2
Utilities	3,282.1	(29.7)	3,311.9
Communication	1,015.0	30.5	984.4
Transportation & Postal Industry	2,244.4	(114.8)	2,359.3
Wholesale & Retail	4,896.7	75.3	4,821.4
Finance & Insurance	9,455.2	(2,051.0)	11,506.3
Real Estate	12,061.5	241.2	11,820.2
Commodity Lease	3,170.9	41.1	3,129.8
Service Industries	2,971.9	(102.7)	3,074.6
Local Governments	459.7	(27.8)	487.6
Governments	1,630.5	(153.1)	1,783.6
Other	9,983.3	(311.6)	10,295.0
Overseas Total (including Loans Booked Offshore)	30,573.8	(255.4)	30,829.3
Governments	237.5	(24.7)	262.2
Financial Institutions	12,614.4	215.6	12,398.7
Other	17,721.8	(446.4)	18,168.2

Total	92,992.9	(2,658.3)	95,651.3

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of September 30, 2024: ¥265.0 billion (from MHBK)
As of March 31, 2024: ¥631.0 billion (from MHBK)
*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts.

2-28

Mizuho Financial Group, Inc.

Mizuho Bank

	(Billions of yen)
	As of September 30, 2024		As of March 31, 2024
	Outstanding Balance	Change	Outstanding Balance
Domestic Total (excluding Loans Booked Offshore)	59,152.2	(1,902.4)	61,054.7
Manufacturing	9,625.9	87.4	9,538.5
Agriculture & Forestry	47.7	0.9	46.8
Fishery	10.0	(0.4)	10.4
Mining, Quarrying Industry & Gravel Extraction Industry	175.3	(17.7)	193.1
Construction	1,005.9	(57.0)	1,063.0
Utilities	3,059.9	(13.9)	3,073.8
Communication	976.0	55.4	920.6
Transportation & Postal Industry	2,115.6	(106.3)	2,222.0
Wholesale & Retail	4,792.2	85.4	4,706.8
Finance & Insurance	8,992.2	(2,031.7)	11,024.0
Real Estate	10,566.1	258.2	10,307.9
Commodity Lease	2,987.7	45.6	2,942.1
Service Industries	2,946.2	(96.2)	3,042.4
Local Governments	459.3	(27.6)	486.9
Governments	1,630.5	205.1	1,425.3
Other	9,760.7	(289.7)	10,050.5
Overseas Total (including Loans Booked Offshore)	30,573.8	(255.4)	30,829.3
Governments	237.5	(24.7)	262.2
Financial Institutions	12,614.4	215.6	12,398.7
Other	17,721.8	(446.4)	18,168.2

Total	89,726.0	(2,157.9)	91,884.0

Mizuho Trust & Banking (Banking Account + Trust Account)

Domestic Total (excluding Loans Booked Offshore)	3,266.8	(500.4)	3,767.2
Manufacturing	332.7	(14.1)	346.9
Agriculture & Forestry	0.0	(0.0)	0.0
Fishery	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	1.1	(0.1)	1.2
Construction	48.3	1.1	47.1
Utilities	222.2	(15.8)	238.0
Communication	38.9	(24.9)	63.8
Transportation & Postal Industry	128.8	(8.5)	137.3
Wholesale & Retail	104.5	(10.1)	114.6
Finance & Insurance	462.9	(19.3)	482.2
Real Estate	1,495.3	(17.0)	1,512.3
Commodity Lease	183.1	(4.4)	187.6
Service Industries	25.6	(6.5)	32.2
Local Governments	0.4	(0.2)	0.6
Governments	—	(358.3)	358.3
Other	222.5	(21.8)	244.4
Overseas Total (including Loans Booked Offshore)	—	—	—
Governments	—	—	—
Financial Institutions	—	—	—
Other	—	—	—

Total	3,266.8	(500.4)	3,767.2

*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts.

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Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the BA and the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of September 30, 2024				As of March 31, 2024
	Non Performing Loans based on the BA and the FRA	Coverage Ratio	Change		Non Performing Loans based on the BA and the FRA	Coverage Ratio
			Non Performing Loans based on the BA and the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	999.6	73.3	(68.4)	4.5	1,068.0	68.8
Manufacturing	640.6	75.7	(6.8)	4.7	647.4	71.0
Agriculture & Forestry	3.0	55.9	(5.7)	(7.7)	8.7	63.7
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	—	—	—	—	—	—
Construction	5.3	72.8	(3.1)	1.4	8.5	71.3
Utilities	1.1	68.9	(1.7)	13.4	2.8	55.4
Communication	12.7	62.4	2.6	2.6	10.1	59.8
Transportation & Postal Industry	10.1	70.8	(0.0)	(0.6)	10.1	71.5
Wholesale & Retail	119.4	60.2	(11.2)	1.3	130.7	58.9
Finance & Insurance	26.4	55.8	(12.5)	8.2	38.9	47.5
Real Estate	29.3	87.6	(1.2)	0.9	30.6	86.6
Commodity Lease	0.2	70.8	(0.0)	(4.8)	0.3	75.6
Service Industries	93.2	63.2	(27.6)	2.5	120.8	60.7
Local Governments	—	—	—	—	—	—
Other	57.7	94.6	(0.8)	3.9	58.6	90.7
Overseas Total (including Loans Booked Offshore)	144.4	84.4	(43.7)	3.7	188.2	80.7
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	144.4	84.4	(43.7)	3.7	188.2	80.7

Total	1,144.0	74.7	(112.1)	4.1	1,256.2	70.6

*	Trust account represents trust accounts that guarantee principals in the agreement.

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Mizuho Financial Group, Inc.

8. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2024		As of March 31, 2024
		Change
Housing and Consumer Loans	7,490.3	(236.6)	7,727.0
Housing Loans for owner’s residential housing	7,031.3	(221.0)	7,252.4

Mizuho Bank

Housing and Consumer Loans	7,455.0	(233.4)	7,688.4
Housing Loans	7,080.5	(227.8)	7,308.4
for owner’s residential housing	6,997.7	(218.1)	7,215.8
Consumer loans	374.4	(5.6)	380.0

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	35.3	(3.2)	38.5
Housing Loans for owner’s residential housing	33.6	(2.9)	36.5
* Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
	(%, Billions of yen)
	As of September 30, 2024		As of March 31, 2024
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.2	0.1	58.1
Loans to SMEs and Individual Customers	36,389.0	(1,326.3)	37,715.3

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.5	(0.2)	58.8
Loans to SMEs and Individual Customers	34,633.4	(1,269.8)	35,903.3

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	53.7	5.6	48.0
Loans to SMEs and Individual Customers	1,755.5	(56.4)	1,812.0

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.

*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

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Mizuho Financial Group, Inc.

9. Status of Loans by Region

(1) Outstanding Balances by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2024		As of March 31, 2024
	Outstanding Balance	Change	Outstanding Balance
Asia	7,703.3	649.8	7,053.5
Hong Kong	1,095.6	(122.6)	1,218.3
Singapore	1,384.3	160.3	1,224.0
Thailand	1,121.3	86.2	1,035.1
Taiwan	1,240.4	627.0	613.3
India	897.0	168.5	728.5
South Korea	655.9	(139.0)	795.0
Indonesia	432.4	4.9	427.4
Philippines	281.4	(33.3)	314.7
China	102.9	(27.6)	130.6
Malaysia	92.0	(12.1)	104.1
Central and South America	4,041.3	(1,242.7)	5,284.1
Mexico	412.3	5.6	406.6
Brazile	159.7	(31.4)	191.2
North America	12,558.3	(521.3)	13,079.7
United States	11,219.5	(557.3)	11,776.9
Eastern Europe	146.3	(19.0)	165.4
Russia	123.8	(17.7)	141.6
Western Europe	5,381.4	(414.5)	5,795.9
United Kingdom	1,358.9	(122.3)	1,481.2
Netherlands	1,121.9	(177.6)	1,299.5
Germany	550.8	(16.6)	567.4
Ireland	605.4	(29.5)	635.0
Switzerland	105.9	19.9	85.9
France	370.6	(110.3)	480.9
Turkey	62.5	3.8	58.7
Italy	22.2	(141.2)	163.4
Other	4,258.7	55.5	4,203.2
Australia	2,228.0	101.2	2,126.7
Total	34,089.7	(1,492.3)	35,582.0

The above figures are based on obligor country of location.

The outstanding balance of loans in major banking subsidiaries outside Japan in the consolidated financial statement is as follows.

	As of September 30, 2024		As of March 31, 2024
	Outstanding Balance	Change	Outstanding Balance
Mizuho Bank (China) ,Ltd	1,104.8	(163.8)	1,268.6
Mizuho Bank (USA)	376.3	(64.9)	441.2
PT. Bank Mizuho Indonesia	614.7	81.5	533.1

Note: The balances of loans of AO Mizuho Bank (Moscow) for the six months ended September 30, 2024 and the fiscal year ended March 31, 2024 are ¥5.6 billion and ¥12.1 billion, respectively.

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Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the BA and the FRA by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2024		As of March 31, 2024
	Non Performing Loans based on the BA and the FRA	Change	Non Performing Loans based on the BA and the FRA
Asia	66.6	(13.3)	80.0
Hong Kong	0.9	(0.0)	1.0
Singapore	20.6	(6.4)	27.0
Thailand	1.2	(1.5)	2.8
Taiwan	24.0	(2.1)	26.2
India	—	(0.0)	0.0
South Korea	—	(0.0)	0.0
Indonesia	—	—	—
Philippines	0.0	(0.0)	0.0
China	0.1	0.0	0.1
Malaysia	—	—	—
Central and South America	26.9	(13.7)	40.7
Mexico	—	(0.3)	0.3
Brazile	—	—	—
North America	56.5	(27.5)	84.0
United States	56.5	(27.5)	84.0
Eastern Europe	19.4	11.2	8.1
Russia	19.4	11.2	8.1
Western Europe	25.9	(11.2)	37.1
United Kingdom	13.0	9.1	3.8
Netherlands	—	(6.0)	6.0
Germany	—	—	—
Ireland	—	—	—
Switzerland	1.9	(0.0)	1.9
France	—	(5.0)	5.0
Turkey	—	—	—
Italy	9.5	(0.2)	9.7
Other	7.9	0.0	7.9
Australia	7.9	0.0	7.8
Total	203.4	(54.6)	258.1

The above figures are based on obligor country of location.

The outstanding balance of Non Performing Loans based on the BA and the FRA in major banking subsidiaries outside Japan in the consolidated financial statement is as follows.

	As of September 30, 2024		As of March 31, 2024
	Non Performing Loans based on the BA and the FRA	Change	Non Performing Loans based on the BA and the FRA
Mizuho Bank (China) ,Ltd	0.4	(0.0)	0.5
Mizuho Bank (USA)	—	—	—
PT. Bank Mizuho Indonesia	7.0	0.5	6.4

Note: The balances of loans of Non Performing Loans based on the BA and the FRA of AO Mizuho Bank (Moscow) for the six months ended September 30, 2024 and the fiscal year ended March 31, 2024 are ¥3.3 billion and ¥0.2 billion, respectively.

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Mizuho Financial Group, Inc.

III. OTHERS

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2024 to September 30, 2029)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	4,198.7
Income before Income Taxes	2	3,976.0
Tax Adjustments (1)	3	127.4
Taxable Income before Current Deductible Temporary Differences (2)	4	4,103.4
Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,256.4

(1)	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
(2)	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2024.

Reference: Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2020	316.3
Fiscal 2021	360.3
Fiscal 2022	157.7
Fiscal 2023	406.1
First Half of Fiscal 2024 (estimate)	652.2

•	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
•	Figure for the first half of fiscal 2024 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2024	Change	As of March 31, 2024
Reserves for Possible Losses on Loans	7	220.2	(12.7)	233.0
Impairment of Securities	8	100.1	9.1	90.9
Net Unrealized Losses on Other Securities	9	75.0	(41.5)	116.5
Reserve for Employee Retirement Benefits	10	—	—	—
Depreciation and Impairment	11	62.9	(9.9)	72.9
Net Deferred Hedge Losses	12	142.3	2.6	139.6
Tax Losses Carried Forward	13	9.6	(6.7)	16.4
Other	14	303.8	(1.3)	305.2

Total Deferred Tax Assets	15	914.1	(60.5)	974.7

Valuation Allowance	16	(193.9)	(0.0)	(193.8)

Sub-Total [ 15 + 16 ]	17	720.2	(60.6)	780.8

Amount related to Retirement Benefits Accounting	18	(111.0)	(8.2)	(102.8)
Net Unrealized Gains on Other Securities	19	(369.4)	21.1	(390.5)
Net Deferred Hedge Gains	20	—	—	—
Other	21	(56.1)	46.0	(102.2)

Total Deferred Tax Liabilities	22	(536.6)	59.0	(595.6)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	183.5	(1.6)	185.1
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	24	(312.5)	(18.7)	(293.7)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	142.3	2.6	139.6
Tax effects related to others	26	353.7	14.4	339.2

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

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Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2024 to September 30, 2029)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	164.4
Income before Income Taxes	2	263.7
Tax Adjustments (1)	3	(63.0)
Taxable Income before Current Deductible Temporary Differences (2)	4	200.7
Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	61.4

(1)	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
(2)	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2024.

Reference: Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2020	26.6
Fiscal 2021	33.2
Fiscal 2022	30.0
Fiscal 2023	29.4
First Half of Fiscal 2024 (estimate)	15.3

•	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
•	Figure for the first half of fiscal 2024 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2024	Change	As of March 31, 2024
Reserves for Possible Losses on Loans	7	1.6	(0.0)	1.6
Impairment of Securities	8	3.5	0.2	3.3
Net Unrealized Losses on Other Securities	9	0.2	0.0	0.2
Reserve for Employee Retirement Benefits	10	—	—	—
Reserve for Loss of Transfer	11	—	—	—
Net Deferred Hedge Losses	12	—	—	—
Tax Losses Carried Forward	13	—	—	—
Other	14	19.0	0.0	19.0

Total Deferred Tax Assets	15	24.4	0.2	24.2

Valuation Allowance	16	(5.0)	0.1	(5.2)

Sub-Total [ 15 + 16 ]	17	19.4	0.4	18.9

Amount related to Retirement Benefits Accounting	18	(25.9)	(2.1)	(23.8)
Net Unrealized Gains on Other Securities	19	(24.5)	2.8	(27.3)
Net Deferred Hedge Gains	20	(2.6)	0.2	(2.9)
Other	21	(0.3)	(0.0)	(0.2)

Total Deferred Tax Liabilities	22	(53.4)	0.8	(54.3)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	(34.0)	1.3	(35.4)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	24	(24.6)	2.8	(27.4)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	(2.6)	0.2	(2.9)
Tax effects related to others	26	(6.7)	(1.7)	(5.0)

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

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Mizuho Financial Group, Inc.

2. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of September 30, 2024	Change	As of March 31, 2024
Deposits	121,637.7	(3,927.0)	125,564.8

Individual Deposits	49,010.8	20.6	48,990.2
Corporate Deposits	62,461.9	(4,313.9)	66,775.8
Financial/Government Institutions	10,164.9	366.2	9,798.7

Mizuho Bank

Deposits	119,015.2	(3,919.3)	122,934.6

Individual Deposits	48,272.3	27.7	48,244.5
Corporate Deposits	61,178.3	(4,141.8)	65,320.1
Financial/Government Institutions	9,564.5	194.7	9,369.8

Mizuho Trust & Banking

Deposits	2,622.4	(7.7)	2,630.1

Individual Deposits	738.5	(7.1)	745.6
Corporate Deposits	1,283.5	(172.1)	1,455.6
Financial/Government Institutions	600.3	171.5	428.8

*	Above figures do not include deposits booked at overseas offices and offshore deposits.

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Mizuho Financial Group, Inc.

Attachments

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of September 30, 2024 (A)	As of March 31, 2024 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥68,777,804	¥70,442,184	¥(1,664,380)
Call Loans	620,825	779,066	(158,240)
Receivables under Resale Agreements	6,661,347	6,693,619	(32,272)
Guarantee Deposits Paid under Securities Borrowing Transactions	191,888	188,451	3,436
Other Debt Purchased	647,724	707,057	(59,333)
Trading Assets	7,314,986	7,027,086	287,899
Money Held in Trust	505	505	(0)
Securities	37,678,334	37,809,325	(130,991)
Loans and Bills Discounted	89,726,095	91,884,028	(2,157,932)
Foreign Exchange Assets	2,079,001	2,171,460	(92,459)
Derivatives other than for Trading	5,563,680	9,081,601	(3,517,920)
Other Assets	5,012,144	6,144,905	(1,132,761)
Tangible Fixed Assets	835,934	872,336	(36,402)
Intangible Fixed Assets	448,040	404,708	43,331
Prepaid Pension Cost	362,807	336,001	26,806
Deferred Tax Assets	183,527	185,189	(1,661)
Customers’ Liabilities for Acceptances and Guarantees	11,684,897	11,745,869	(60,972)
Reserves for Possible Losses on Loans	(694,792)	(755,930)	61,138

Total Assets	¥237,094,755	¥245,717,469	¥(8,622,714)

Liabilities
Deposits	¥150,029,920	¥154,407,832	¥(4,377,911)
Negotiable Certificates of Deposit	11,771,429	11,250,486	520,942
Call Money	1,982,280	1,009,589	972,691
Payables under Repurchase Agreements	21,362,822	22,254,496	(891,674)
Guarantee Deposits Received under Securities Lending Transactions	154,415	38,776	115,638
Commercial Paper	1,005,716	1,165,988	(160,271)
Trading Liabilities	5,360,206	5,958,376	(598,169)
Borrowed Money	14,452,417	14,124,762	327,655
Foreign Exchange Liabilities	1,354,433	1,181,438	172,995
Bonds and Notes	458,833	641,904	(183,071)
Derivatives other than for Trading	6,875,519	10,309,625	(3,434,106)
Other Liabilities	3,667,273	4,596,842	(929,569)
Reserve for Bonus Payments	30,278	38,758	(8,480)
Reserve for Variable Compensation	293	801	(507)
Reserve for Possible Losses on Sales of Loans	8,761	8,645	115
Reserve for Contingencies	3,398	4,105	(707)
Reserve for Reimbursement of Deposits	8,416	9,871	(1,454)
Reserve for Reimbursement of Debentures	23,718	25,125	(1,407)
Deferred Tax Liabilities for Revaluation Reserve for Land	46,410	57,583	(11,172)
Acceptances and Guarantees	11,684,897	11,745,869	(60,972)

Total Liabilities	230,281,444	238,830,880	(8,549,436)

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,259,392	2,259,392	—
Capital Reserve	660,805	660,805	—
Other Capital Surplus	1,598,587	1,598,587	—
Retained Earnings	2,541,330	2,615,322	(73,991)
Appropriated Reserve	624,534	524,533	100,000
Other Retained Earnings	1,916,795	2,090,788	(173,992)
Retained Earnings Brought Forward	1,916,795	2,090,788	(173,992)

Total Shareholders’ Equity	6,204,787	6,278,779	(73,991)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	822,950	791,974	30,975
Net Deferred Hedge Gains (Losses), net of Taxes	(315,991)	(311,045)	(4,945)
Revaluation Reserve for Land, net of Taxes	101,564	126,879	(25,315)

Total Valuation and Translation Adjustments	608,523	607,808	714

Total Net Assets	6,813,311	6,886,588	(73,277)

Total Liabilities and Net Assets	¥237,094,755	¥245,717,469	¥(8,622,714)

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Mizuho Financial Group, Inc.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the six months ended September 30, 2024 (A)	For the six months ended September 30, 2023 (B)	Change (A) - (B)
Ordinary Income	¥3,273,841	¥2,734,811	¥539,029
Interest Income	2,490,924	2,223,471	267,452
Interest on Loans and Bills Discounted	1,276,139	1,250,830	25,308
Interest and Dividends on Securities	406,426	275,720	130,706
Fee and Commission Income	312,172	307,393	4,778
Trading Income	180,267	19,126	161,140
Other Operating Income	129,072	111,635	17,437
Other Ordinary Income	161,405	73,184	88,220

Ordinary Expenses	2,756,364	2,356,277	400,087
Interest Expenses	1,998,387	1,788,516	209,871
Interest on Deposits	840,978	798,467	42,511
Fee and Commission Expenses	129,533	106,662	22,871
Trading Expenses	31	1,002	(970)
Other Operating Expenses	110,539	19,515	91,024
General and Administrative Expenses	429,260	388,297	40,962
Other Ordinary Expenses	88,612	52,282	36,329

Ordinary Profits	517,476	378,534	138,942

Extraordinary Gains	45,924	23,958	21,965

Extraordinary Losses	4,015	1,125	2,889

Income before Income Taxes	559,384	401,366	158,018
Income Taxes:
Current	184,336	97,983	86,352
Deferred	(25,648)	52,526	(78,175)

Net Income	¥400,696	¥250,855	¥149,841

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